Mail Stop 6010   July 2, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

      Re: **CastlePoint Holdings, Ltd.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed June 8, 2007
              File No. 333-134628

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Insurance Risk-Sharing Solutions, page 2

1. We note your revised disclosure from the statement that "we also plan to offer" to "we offer" insurance risk-sharing solutions. Since your insurance risk-sharing solutions are still being negotiated with Tower and are subject to regulatory approval before becoming effective, please revise this statement to indicate that you plan to offer these arrangements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57</u>

2. On page 74, the summary financial data table indicates that gross and net premiums were $46.6 million, but the text below states they were $71.9 million. Please explain this discrepancy or revise your disclosure to provide the correct amounts.

<u>Business, page 92</u>

<u>Our Strategic Relationship with Tower, page 97</u>

3. We note your statement that you have not yet received regulatory approval from the New York State Insurance Department with respect to your pooling agreements and related pool management agreements with Tower and that you and Tower plan to withdraw the pooling agreements and related pool management agreements and seek approval of the alternative insurance risk-sharing agreements from the New York State Insurance Department, in order to expedite the regulatory approval process. Please expand your disclosure regarding this issue to address the following:
    *   Describe the concerns raised by the New York State Insurance Department in their review of your existing pooling agreements and related pool management agreements.
    *   Explain how the alternative insurance risk sharing agreements address these concerns.
    *   Disclose when you expect to complete the alternative insurance risk-sharing agreements and when you expect to submit them to the New York State Insurance Department for review.
    *   Explain why you expect the alternative insurance risk-sharing agreements will result in expedited regulatory approval.
    *   Disclose your expected time frame for obtaining regulatory approval for each of the alternative insurance risk-sharing agreements.

<u>Consolidated Financial Statements for the period ended March 31, 2007</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3. Related Party Transactions, page F-43</u>

4. As disclosed in Note 19 to your 2006 consolidated financial statements, effective January 1, 2007, CastlePoint Insurance entered into pooling arrangements with Tower, subject to regulatory approval. At present, you and Tower plan to "withdraw" the pooling agreements and related management agreements, which "will not be given effect," due to difficulties in the regulatory approval process. You plan to

submit alternative insurance risk sharing agreements for regulatory approval. Please expand your disclosure with the following information.

- Provide a more specific description of the status of regulatory approval by the State of New York Insurance Department for each active reinsurance agreement at March 31, 2007.
- Provide a more specific explanation of the concerns raised by the New York State Insurance Department in their review of your existing pooling agreements and related management agreements, how the alternative insurance risk sharing agreements address these concerns and your expected timing for obtaining regulatory approvals and initiating the alternative insurance risk sharing agreements.
- Explain more specifically how the "mutual reinsurance" contemplated by the six excess of loss reinsurance agreements will result in your loss ratios being the "same" as those of Tower. Your current disclosure appears to indicate that if your loss development experience differs from that of Tower, these loss ratios will not be the same.
- Explain the nature of regulatory actions that are reasonably likely to occur after March 31, 2007.

Provide the following information to us on a supplemental basis.

- Explain more specifically how you account for reinsurance arrangements that will be "withdrawn" because they have not received regulatory approval. Explain the impact on operating results of reinsurance agreements that "will not be given effect."
- Clarify how your accounting for this "withdrawal" affected previously recorded activity under these reinsurance arrangements in the first quarter of 2007. Quantify the impact of the January 1, 2007 pooling arrangements on your first quarter 2007 operating results.
- Your disclosure on page 168 and appears to indicate that the alternative insurance risk sharing agreements will operate as pooling arrangements. However, on page 180, you describe these as excess of loss reinsurance agreements. Explain this apparent inconsistency.
- Explain why the disclosure on pages 173-180 is necessary if you plan to withdraw the pooling agreements and related management agreements.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

                        Sincerely,

                        Jeffrey P. Riedler
                        Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036